3AM TECHNOLOGIES, INC.

129 The Queensway,

Barrie, Ontario

Canada L4M 0B1

Telephone: (702) 446-0810

June ___, 2018

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:Amanda Ravitz, Assistant Director
Office of Electronics & Machinery

Re: 3AM Technologies, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1

Filed April 2, 2018

File No. 333-210544

Further to the filing of an amended registration statement on Form S-1 filed by the Company on April 2, 2018 (the “Registration Statement”), the Company writes to you to respond to your letter addressed to the Company and dated April 27, 2018 regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1. For your ease of reference, the responses of the Company to your comments are numbered in a corresponding manner:

Results of Operations, page 25

1.Provide management's discussion and analysis of the company's financial condition and results of operations for the interim periods required to be included in your filing. Refer to Regulation S-K Item 303(b).

Response: The required MD&A for the Company's interim period has been provided for in the amended filing.

Capital Resources and Liquidity, page 25

2.Revise to show your cash as of the end of the most recent period presented in your financial statements. Also, given your cash balance as of November 31, 2017 and your disclosed cash burn rate of $5,000 per month, revise to indicate the basis for you belief that your available cash will last for 7 to 8 months.

Response: The cash disclosure for the most recent interim period has been disclosed, as well as the anticipated cash requirements have been updated.

Notes to the Pro Forma Financial Statements

Note 3 – Pro Forma Assumptions and Adjustments, page F-38

3.We note from page 3 that your offering is being conducted on a best efforts basis with no firm commitment from an underwriter and that there is no minimum number of shares that must be sold. As such, a pro forma adjustment assuming the sale of 20 million shares or any proceeds from this offering would not be factually supportable. Please revise the pro forma financial statements and accompanying notes to remove all adjustments and disclosure relating to assumed offering proceeds. Refer to Note 2 of Article 8-01 and Article 11-02(b)(6) of Regulation S-X.

Response: The pro-forma financial statements have been amended accordingly.

Exhibit 10.2 – Subscription Agreement

4.Tell us the purpose and effect of each representation and acknowledgement that you are requiring from investors on the subscription agreement signature page. Also, provide us your analysis of how each such representation and acknowledgement is consistent with Section 14 of the Securities Act and appropriate for shares purchased in a registered public offering.

Response: We do not view the basic and simplistic representations and acknowledgements in the proposed subscription agreement as being inconsistent with Section 14 of the Securities Act, as they do not pertain to the waiver of any compliance in regards to the shares being registered and acquired. Section 14 reads:

SEC. 14. Any condition, stipulation, or provision binding any person acquiring any security to waive compliance with any provision of this title or of the rules and regulations of the Commission shall be void.

The Company acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

3AM TECHNOLOGIES, INC.

/s/ Simon Gee

Simon Gee

Director, President and Chief Executive Officer, Chief Financial Officer,

Secretary, and Treasurer (Principal Executive Officer,

Principal Financial Officer and Principal Accounting Officer)